

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 17, 2006

Mr. M. Keith Waddell
Chief Financial Officer
Robert Half International, Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **Re: Robert Half International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**

Dear Mr. Waddell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director